MENZIES GOLD

19 March 2002

82-4536

SEC MAIL RECEIVED PROCESSING
APR 23 2002
WASH, D.C. 155 SECTION

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
20 Bridge Street
SYDNEY, NSW

02028666

Facsimile: 1300 300 021

Dear Sir

CONFIRMATION OF RESOLUTIONS PASSED BY GENERAL MEETING OF SHAREHOLDERS

The following resolutions were put to a general meeting of shareholders held today and passed on a show of hands.

In accordance with section 251AA of the Corporations Act 2001, we advise that 53,501,166 proxy votes were received as follows:

Resolution	FOR	AGAINST	ABSTAIN	PROXY DISCRETION	TOTAL
1. Acquisition of King Solomon Mines Ltd	53,480,541	-	-	20,625	53,501,166
2. Ratification of prior issue of securities	32,060,151	20,000	21,400,390	20,625	53,501,166

No other resolutions were put to the meeting.

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

SUPPL

Yours faithfully

Susmit Shah
Company Secretary

MENZIES GOLD LTD A.C.N. 009 075 861
30 Ledgar Road Balcatta WA 6021 AUSTRALIA
Phone (61-8) 9240 2100 Fax (61-8) 9240 2156
E-mail info@menziesgold.com.au

MENZIES GOLD

21 March 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
20 Bridge Street
SYDNEY, NSW 2000 **Facsimile: 1300 300 021**

Dear Sir

ACQUISITION OF KING SOLOMON MINES LIMITED

Following the general meeting of shareholders held on Tuesday, 19 March 2002, the acquisition of 100% of the share capital of King Solomon Mines Ltd ("KSM") was completed yesterday, 20 March 2002.

In accordance with the terms of the KSM acquisition agreements, Mr Robert Graham Anderson and Mr Steven Bradley Bremen have been appointed as directors of the Company. Mr Bremen will be an executive director in charge of mining operations at the Murchison Project, Gullewa and Mr Anderson is a non-executive director.

Partial consideration for the acquisition was the allotment and issue of 61,664,648 fully paid ordinary shares and 19,375,000 options exercisable at 4 cents each on or before 31 March 2007. This allotment and issue was completed yesterday, 20 March 2002 and an Appendix 3B is attached. A total of 31,826,915 ordinary shares (10,608,972 shares registered in the name of Robert Graham Anderson and 21,217,943 shares registered in the name of Jevport Pty Ltd, an entity controlled by Mr Anderson) and 10,000,000 options (3,333,333 options registered in the name of Robert Graham Anderson and 6,666,667 options registered in the name of Jevport Pty Ltd) will be subject to ASX escrow conditions for a period of twelve months.

The remaining consideration for the acquisition of KSM is $1.8 million payable on 16 September 2002. Menzies, at its sole discretion, may make an election with regard to this payment. It must pay at least $900,000 in cash but the remaining $900,000 may be settled in any combination of cash and shares. The number of shares to be issued will be determined by reference to the weighted average price of Menzies shares traded on ASX in the five trading days before the election.

Yours faithfully

Susmit Shah
Company Secretary

MENZIES GOLD LTD A.C.N. 009 075 861

30 Ledgar Road Balcatta WA 6021 AUSTRALIA
Phone (61-8) 9240 2100 Fax (61-8) 9240 2156
E-mail info@menziesgold.com.au

Name of entity

Menzies Gold Ltd

ACN or ARBN

009 075 861

Month ended

28 February 2002

Consolidated statement of cash flows

Cash flows related to operating activities			Current month $A'000	Previous month $A'000
1.1	Receipts from product sales and related debtors		-	-
1.2	Payments for	(a) exploration and evaluation	(57)	(7)
			-	-
		(b) development	-	-
		(c) production	(34)	(43)
		(d) administration		
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		4	2
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other		-	-
	Net Operating Cash Flows		(87)	(48)
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospects	-	-
		(b)equity investments	-	-
		(c) other fixed assets	-	(3)
1.9	Proceeds from sale of:	(a)prospects	-	-
		(b)equity investments	-	-
		(c)other fixed assets	-	-
1.10	Loans to other entities		(53)	-
1.11	Loans repaid by other entities		-	-
1.12	Other - Proceeds from redemption of security deposits		1	-
	Net investing cash flows		(52)	(3)

1.13 Total operating and investing cash flows (carried forward)	(139)	(51)

1.13	Total operating and investing cash flows (brought forward)	(139)	(51)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	325	-
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Other	-	-
	Net financing cash flows	325	-
	Net increase (decrease) in cash held	186	(51)
1.20	Cash at 1 February 2002 (1 January 2002)	779	840
1.21	Exchange rate adjustments to item 1.20	(1)	(9)
1.22	**Cash at 28 February 2002** (31/01/02)	964	779

Note 1:

The Company also has cash deposits of $100,154 at 28 February 2002, which are pledged as security and thus not included in cash balances for the purposes of the cash flow statement.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: ....Date: 15 March 2002
(Company Secretary)

Print name: Lisa Rowe

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MENZIES GOLD LIMITED

ABN

98 009 075 861

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares and options to acquire ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	61,664,648 ordinary shares 19,375,000 options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary shares rank equally with existing fully paid ordinary shares Each option is to acquire one ordinary share at an exercise price of 4 cents on or before 31 March 2007

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – ordinary shares rank equally with existing quoted shares Options are in an unquoted class
5	Issue price or consideration	Ordinary shares at an issue price of 2 cents each, with options on a free attaching basis
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The securities comprise partial consideration for the acquisition of 100% of the share capital of King Solomon Mines Ltd
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 March 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	173,721,912	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	31,826,915 44,375,000	Ordinary shares Options- refer Attachment 1 for details

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There are no plans to pay dividends at this stage

Part 2 - Bonus issue or pro rata issue

+ See chapter 19 for defined terms.

Not Applicable

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. *Cross reference: rule 7.7.*	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1 – ***Quotation is only sought for 29,837,733 ordinary shares. The remaining 31,826,915 ordinary shares are subject to ASX escrow conditions for a period of twelve months. Options are in an unquoted class.***

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 21 March 2002
(Company secretary)

Print name: Susmit Shah

+ See chapter 19 for defined terms.

======

ATTACHMENT 1

UNQUOTED OPTIONS

Number	Exercise Price	Exercise Period
3,750,000	30 cents	Options exercisable on or before 30/09/03
7,000,000	20 cents	Options exercisable on or before 31/03/05
7,750,000	20 cents	Options exercisable on or before 30/04/05
25,875,000 *	4 cents	Options exercisable on or before 31/03/07
44,375,000	**TOTAL UNQUOTED OPTIONS**	

* - 10,000,000 options in this class are subject to ASX escrow conditions up to March 2003

MENZIES GOLD

PRESS RELEASE

GOLD PRODUCTION COMMENCES AT THE MURCHISON PROJECT

Menzies Gold Ltd ("Menzies") advises that it has commenced full gold production from its 100% owned Murchison Project in Western Australia, following the successful commissioning of the treatment plant during March.

The Murchison Project is situated approximately 360 kms NNE of Perth, connected by all weather roads. The Project has an established gold treatment plant on site, with a current capacity of 300,000 tonnes per annum. Resources of 229,105 ounces of gold and 12,131 tonnes of copper have been delineated to date on the tenements comprising the Project. The tenements cover highly prospective Archaean greenstone in the south west of the Yilgarn Craton.

Under the planned production scenario, Menzies anticipates producing 26,000 ounces of gold in the first twelve months, steadily increasing production to 67,000 ounces per annum in 2004. Estimated operating cost of production is US$167 per ounce, and the estimated total cost of production including capital, is US$199 per ounce. Based on current data and assumptions, the project is expected to generate AUD$23 million in free cashflow to Menzies through to October 2005. Key assumptions made in projecting these numbers include sale prices of US$295 per ounce for gold and US$1,500 per tonne for copper. Capital expenditure and loan repayments have been factored into the above projections, however payment of up to $1.8 million by Menzies in September 2002 for the acquisition of King Solomon Mines Ltd (the holding company for the Murchison Project) has not been factored into the projections.

There is considerable exploration upside in the tenements held in the Murchison Project, and the Company will begin an aggressive exploration campaign before mid-year.

Paul Ingram
Managing Director

MENZIES GOLD LTD A.C.N. 009 075 861

30 Ledgar Road Balcatta WA 6021 AUSTRALIA
Phone (61-8) 9240 2100 Fax (61-8) 9240 2156
E-mail info@menziesgold.com.au
Web www.menziesgold.com.au

MENZIES GOLD LIMITED
A.B.N. 98 009 075 861

Half-Year Financial Report
for the half-year ended 31 December 2001

FINANCIAL REPORT FOR THE HALF-YEAR ENDED 31 DECEMBER 2001

CONTENTS

Page

DIRECTORS' REPORT

Your directors submit their report for the half-year ended 31 December 2001.

Directors

The names of the Company's directors in office during the half-year and until the date of this report are as below. Directors were in office for this entire period unless otherwise stated.

Paul Anthony Ingram	(Managing Director)
Jan Bloemraad	(Non-executive Director)
Werner Ulrich	(Non-executive Director)
Gerda Bloemraad	(Alternate to Jan Bloemraad, appointed 5 July 2001)
Gerard Burkhardt	(Resigned 31 August 2001)
Michael William Atkins	(Resigned 27 November 2001)

Results

The operating loss after providing for income tax, attributable to members of Menzies Gold Ltd was $1,121,845 (2000: $1,019,933).

Review of Operations

Mining and Exploration Activities

On 31 August 2001, Menzies Gold Ltd issued a notice to its joint venture partner to withdraw from the Bau Gold Project in Sarawak, Malaysia, in which it had a 55% interest.

In the continuing difficult environment for gold explorers and with the metallurgical constraints that affect the existing resource, the Directors concluded that shareholders' interests would be better served by withdrawing from the Bau Project, where the Company had been obliged to maintain a basic infrastructure (staff and other resources) and to meet minimum expenditure commitments. The Company's withdrawal became effective on 30 September 2001.

Through-out this half-year, the directors focussed their efforts on identifying suitable new mineral projects for the Company and carried out reviews of a number of such projects. These efforts culminated in Menzies entering into a Heads of Agreement dated 20 December 2001 as varied by deeds dated 31 January 2002 and 14 February 2002 (together the "Agreement") to acquire all the issued ordinary shares and options over unissued shares in the capital of King Solomon Mines Limited ("KSM") together with all associated plant, equipment and infrastructure of the Murchison Project in Western Australia. The parties to the Agreement are Menzies, KSM, KSM's shareholders and Tronte Holdings Pty Ltd (in its capacity as a significant provider of debt funding to KSM). None of the parties are related to Menzies or its directors.

The Murchison Project is approximately 360 kms NNE of Perth, connected by all weather roads and has an established gold treatment plant on site, with a current capacity of 300,000 tonnes per annum. Resources of 229,105 ounces of gold and 12,131 tonnes of copper have been delineated to date on the tenements comprising the Project. The tenements cover highly prospective Archaean greenstone in the south west of the Yilgarn Craton.

Menzies will acquire the entire share capital of KSM for the following consideration:

7. the issue of 61,664,648 ordinary shares;
8. the issue of 19,375,000 options to acquire fully paid ordinary Menzies shares at an exercise price of 4 cents on or before 31 March 2007; and
9. $1,800,000 cash payment.

The cash payment of $1,800,000 is due by 16 September 2002. However, Menzies at its sole discretion may make an election with regard to this payment. It must pay at least $900,000 in cash but the remaining $900,000 may be settled in any combination of cash and shares (at the Menzies share price at that time).

The Agreement is conditional upon, among other things, Menzies being satisfied with the results of its due diligence enquiries on KSM (which condition has been satisfied) and the approval of the proposed transaction by Menzies shareholders at a general meeting to be held on 19 March 2002.

Completion of the acquisition of KSM is anticipated to occur on the next business day following the general meeting, subject to that approval being obtained.

Signed in accordance with a resolution of directors.

P Ingram
Managing Director

Perth, 15 March 2002

CONDENSED STATEMENT OF FINANCIAL PERFORMANCE

HALF-YEAR ENDED 31 DECEMBER 2001

	Notes	CONSOLIDATED 31 December 2001 $	31 December 2000 $
Revenues from ordinary activities	2	**32,948**	84,541
Employee expenses		**(78,234)**	(175,286)
Depreciation and amortisation expenses		**(750)**	(803)
Mineral tenement acquisition and exploration expenditure written off		**(11,304)**	-
Share of net losses of associate accounted for using the equity method	3	**-**	(253,182)
Other expenses from ordinary activities	4	**(1,064,505)**	(707,936)
Loss from ordinary activities before income tax expense		**(1,121,845)**	(1,052,666)
Income tax expense relating to ordinary activities		**-**	-
Net loss from ordinary activities after income tax expense		**(1,121,845)**	(1,052,666)
Net loss attributable to outside equity interests		**-**	32,733
Net loss attributable to members of Menzies Gold Ltd		**(1,121,845)**	(1,019,933)
Total revenues, expenses and valuation adjustments attributable to members of Menzies Gold Ltd and recognised directly in equity		**-**	-
Total changes in equity other than those resulting from transactions with owners as owners		**(1,121,845)**	(1,019,933)
		Cents per share	
Basic earnings/(loss) per share		(0.86)	(0.78)
Diluted earnings/(loss) per share		(0.86)	(0.78)

CONDENSED STATEMENT OF FINANCIAL POSITION

	CONSOLIDATED	
	31 December 2001 $	30 June 2001 $
Current Assets		
Cash assets	849,022	1,682,701
Receivables	22,307	42,735
Inventories	-	1,617
Total Current Assets	871,329	1,727,053
Non-Current Assets		
Receivables	500,000	-
Investments	250,000	1,250,000
Other financial assets	4,000	4,000
Plant and equipment	4,615	72,508
Exploration, evaluation and development expenditure	15,074	-
Other	-	2,205
Total Non-Current Assets	773,689	1,328,713
Total Assets	1,645,018	3,055,766
Current Liabilities		
Payables	103,019	97,027
Provisions	-	250,000
Total Current Liabilities	103,019	347,027
Total Liabilities	103,019	347,027
Net Assets	1,541,999	2,708,739
Equity		
Parent entity interest		
Contributed equity	53,476,096	53,476,096
Reserves	1,012	1,012
Accumulated losses	(51,935,109)	(50,813,264)
Total parent entity interest	1,541,999	2,663,844
Total outside equity interests	-	44,895
Total Equity	1,541,999	2,708,739

CONDENSED STATEMENT OF CASH FLOWS

HALF-YEAR ENDED 31 DECEMBER 2001

	Consolidated	
	31 December 2001 $	31 December 2000 $
Cash Flows From Operating Activities		
Exploration and evaluation expenditure	(287,899)	(516,785)
Payments to suppliers and employees	(159,062)	(273,468)
Interest received	22,691	78,702
Other – closure of Bau Operations	(94,419)	-
Net cash flows used in operating activities	(518,689)	(711,551)
Cash Flows From Investing Activities		
Acquisition of plant and equipment	(416)	(3,965)
Loan to other entity	(503,983)	(250,000)
Proceeds from sale of mineral assets	-	-
Proceeds from sale of plant & equipment	153,219	-
Proceeds from redemption of security deposits	119,475	-
Net cash flows used in investing activities	(231,705)	(253,965)
Net Decrease in Cash Held	(750,394)	(965,516)
Cash at the beginning of the half year	1,561,962	3,292,195
Effects of exchange rates on cash	26,385	52,716
Cash at the end of the half year (see note below)	837,953	2,379,395

Cash of $849,022 at 31 December 2001 as stated per the Statement of Financial Position includes an amount of $11,069 pledged as a security deposit, which is not included as cash for the purposes of the Statement of Cash Flows. A further $90,154 is pledged as a security deposit and has been fully provided against.

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2001

1. BASIS OF PREPARATION OF THE FINANCIAL REPORT

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with the Annual Financial Report of Menzies Gold Ltd as at 30 June 2001. It is also recommended that the half-year financial report be considered together with any public announcements made by Menzies Gold Ltd and its controlled entities during the half-year ended 31 December 2001 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

Basis of Accounting

The half-year financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements (Urgent Issues Group Consensus Views).

The half-year financial report has been prepared in accordance with the historical cost convention.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

The accounting policies adopted are consistent with those of the previous financial period.

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2001 (CONTINUED)

	Consolidated 2001 $	Consolidated 2000 $
2. REVENUE FROM ORDINARY ACTIVITIES		
Revenues from non-operating activities		
Interest – other persons/corporations	27,948	84,541
Proceeds from sale of non-current assets	5,000	-

3. SHARE OF NET LOSSES OF ASSOCIATE

During the half-year, the Company's shareholding in marketboomer Pty Ltd was diluted to 17.5% and it has ceased to qualify as an associate. Consequently, the equity method of accounting for the investment in marketboomer has been discontinued.

4. EXPENSES AND LOSSES/(GAINS)

	Consolidated 2001 $	Consolidated 2000 $
(a) Expenses		
Depreciation of plant and equipment	750	803
Exploration expenditure written off	11,304	-
(b) Losses/(Gains)		
Translation (gains) / losses arising on monetary assets and liabilities denominated in foreign currencies	(36,447)	(81,061)
(c) Significant Items		
Loss from ordinary activities before income tax expense includes the following revenues and expenses whose disclosure is relevant in explaining the financial performance of the entity		
Provision against loan to joint venture partner	-	223,780
Provision against loan to other entity	-	250,000
Provision against marketboomer investment	1,000,000	-
Provision / (reversal of provision) against term deposits pledged as security	(9,846)	100,000
Write-back of provision for closure of Bau operations	(19,512)	-
Share of marketboomer's net loss	-	253,182

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2001 (CONTINUED)

5. CONTINGENT LIABILITIES AND CAPITAL COMMITMENTS

There have been no changes in contingent liabilities or capital commitments since 30 June 2001 except as follows:-

7. The company has $101,223 ($120,739 at 30 June 2001) in cash deposits, which are pledged as security against exploration work commitments. Although the consolidated entity has no further interest in the mineral licences to which the security deposits relate to, if work commitments in relation to the consolidated entity's former mineral interests in Thailand are not complied with, the security deposits may be forfeited.

8. The Company has a commitment to provide a further $300,000 in loan funds to King Solomon Mines Ltd, subject to completion of acquisition of that company.

6. SEGMENT INFORMATION

The Company operated predominantly in one business segment – mineral exploration and development during the half-year. Menzies' also has an investment in the business-to-business e-commerce company, marketboomer Pty Ltd.

Geographical Segments

December 2001	**Australia**	**Malaysia**	**Switzerland**	**Consolidated**
	$	$	$	$
Operating revenue				
Revenue derived from outside the group	27,975	-	4,973	32,948
	27,975	-	4,973	32,948
Segment result	(1,157,619)	19,512	16,262	(1,121,845)

December 2000	**Australia**	**Malaysia**	**Switzerland**	**Consolidated**
	$	$	$	$
Operating revenue				
Revenue derived from outside the group	75,384	-	9,157	84,541
	75,384	-	9,157	84,541
Segment result	(712,617)	(296,521)	(43,528)	(1,052,666)

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2001 (CONTINUED)

7. CHANGES IN COMPOSITION OF THE ENTITY

As a result of the withdrawal from the Bau Project, the BYG Services Sdn Bhd accounts are no longer consolidated. The net assets of BYG Services Sdn Bhd at 31 December 2001 were nil. There was a nil cash effect.

8. SIGNIFICANT EVENTS AFTER THE BALANCE DATE

On 12 February 2002, 13,000,000 fully paid ordinary shares at 2.5 cents and 6,500,000 free attaching options exercisable at 4 cents on or before 31 March 2007, were issued raising $325,000. The funds raised from the issue of the shares were to pay the costs of due diligence in relation to the acquisition of King Solomon Mines Ltd ("KSM") to replenish the Company's cash reserves following loan advances recently made to KSM as well as to assist in making further loan advances to KSM if shareholder approval is granted for the acquisition of KSM. The financial effect of this transaction has not been recognised.

DIRECTORS' DECLARATION

In accordance with a resolution of the directors of Menzies Gold Limited, I state that:

In the opinion of the directors:

(a) the financial statements and notes of the consolidated entity:

(i) give a true and fair view of the financial position as at 31 December 2001 and of the performance for the half year ended on that date of the consolidated entity; and

(ii) comply with Accounting Standard AASB 1029: "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

P A Ingram
Managing Director

Perth, 15 March 2002

INDEPENDENT REVIEW REPORT

To the members of Menzies Gold Limited

Scope

We have reviewed the financial report of Menzies Gold Limited for the half-year ended 31 December 2001, set out on pages 4 to 10, including the Directors' Declaration. The financial report includes the consolidated financial statements of the consolidated entity comprising Menzies Gold Limited and the entities it controlled at the end of the half-year or from time to time during the half-year. The company's directors are responsible for the financial report. We have conducted an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements and statutory requirements in Australia, and in order for the company to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. Our review was limited primarily to inquiries of the disclosing entity's personnel and analytical review procedures applied to financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review Statement

As a result of our review, we have not become aware of any matter that makes us believe that the half-year financial report of Menzies Gold Limited is not in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2001 and of its performance for the half-year ended on that date; and

(ii) complying with Accounting Standard AASB 1029: Interim Financial Reporting and the Corporations Regulations; and

(b) other mandatory professional reporting requirements.

Ernst & Young

V W Tidy
Partner

Perth

Date: 15 March 2002